

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via E-mail
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed February 22, 2012**
> **File No. 333-179628**

Dear Mr. Chong:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Item 2.01 Form 8-K filed on July 11, 2011 and amended on July 13, 2011. It does not appear that this Form 8-K was timely filed. Accordingly, please explain why you believe that you are eligible to register securities on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3.

Selling Stockholders, page 5

2. Please disclose the person(s) with voting and/or investment control over the shares held by Carlyle Asia Growth Partners III, CAGP III Co-Investment, L.P., MRV Asia Capital Fund, Great Essential Investment, Ltd., and Sino Way Limited. For

additional guidance, refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, located on our website.

Signatures

3. Please revise the second signature block to identify your principal executive officer and principal financial officer. Refer to Instruction 1 to the Signatures section of Form S-3.

Exhibit Index

4. Please revise the exhibit index to include, and file or incorporate by reference, the biomass power generation asset transfer agreement pursuant to which the shares to be sold by Xueyi Dong were issued.

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

5. Please have counsel remove as inappropriate the limitation on counsel's expertise in the first paragraph on page 2 of the opinion. Refer to Section II.B.3.b of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Chong
China Recycling Energy Corporation
March 20, 2012
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Thomas Wardell, Esq.
        McKenna Long & Aldridge LLP